

April 27, 2012

Geoffrey D. Schwartz, Esq.
Blank Rome LLP
One Logan Square
130 North 18th Street
Philadelphia, PA 19103-6998

RE: Cornerstone Progressive Return Fund
     File Nos.: 333-180813 and 811-22066

Dear Mr. Schwartz:

We have received the registration statement on Form N-2 of Cornerstone Progressive Return Fund (the "Fund"), which was filed on April 18, 2012, with respect to a rights offering under the Securities Act of 1933. The subscription price per share will be the greater of (i) 107% of net asset value per share ("NAV") as calculated at the close of trading on the date of expiration of the Offering and (ii) 90% of the market price per share at such time.

Your letter dated April 18, 2012 represented that the disclosure contained in the registration statement is based on and is substantially similar to the registration statement on Form N-2 of the Fund, which was reviewed and declared effective by the Staff on April 1, 2011, and the registration statements on Form N-2 of Cornerstone Strategic Value Fund, Inc. (File No.: 811-05150) and Cornerstone Total Return Fund, Inc. (File No.: 811-02363), the other funds in the Cornerstone fund complex, which were reviewed and declared effective by the Staff on November 21, 2011.

Based on the similarity of the prior registration statements, you requested selected review of the registration statement. Pursuant to Release No. 33-6510 and in reliance upon the representations contained in your letter, we have performed a limited review of the registration statement. You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of its registration statement. We have the following comments.

1.   The Fund has historic returns of capital ("ROC") per share of $.41, $2.30, $2.30, $.40 and $.63 from 2007 to 2011 respectively. Assuming ROC distributions continue, will they cause/require the Fund to file/report/deliver Form 8937, *Report of Organizational Actions Affecting Basis of Securities* with the Internal Revenue Service and to certain security holders? If so, please expand the disclosure in the section captioned "Federal Income Tax Matters" to explain the filing, timing, use, and impact of Form 8937 on Fund shareholders. Should the Fund anticipate any risk of noncompliance with the prospective timing requirements related to Form 8937, please explain what impact, if any, that may have on shareholders. In addition, please note whether Form 8937 will be available on the Fund's website.[1]

Page 11

2.   We note that since 2007 much of the distributions the Fund made under its distribution policy are ROC. Thus, please expand the risk disclosure to state that the proceeds of this offering may be used to support the Fund's distribution policy by providing funding for future ROC distributions.

Page 13

3.   Please explain in the distribution policy section that while ROC may be currently a tax-free return, it will lower a shareholders basis in their shares, which may cause shareholders to pay higher taxes in the future, even if shares are sold at a loss from the original investment amount.

Page 25

4.   The Fund has presented 3 expense ratios. Two of the three expense ratios are identical. The staff believes that a fund should only present a gross expense ratio (including all fund expenses) and a net expense ratio (including reductions for waivers only).

Closing

5.   We note that page 4 of the prospectus provides the history for last year's rights offering. At a suitable location in the prospectus, the Fund should present a summary of previous rights offerings, if any.

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[1] See http://www.irs.gov/pub/irs-pdf/i8937.pdf.

6.   Please inform us whether all of the officers, directors, and beneficial owners of more than 10% of the Fund's securities are current with the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Should you have any questions regarding this letter, please contact me at (202) 551-6966.

Sincerely,



Kevin C. Rupert
Accountant